

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

April 13, 2009

Mr. Chase Carey
Chief Executive Officer
The DirecTV Group, Inc.
2230 East Imperial Highway
El Segundo, California 90245

    Re: The DirecTV Group, Inc.
      Form 10-K for the fiscal year ended December 31, 2008
      Filed February 27, 2009
      File No. 1-31945

Dear Mr. Carey:

      We have examined your filings and have the following comments. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comments in your next filing. If you disagree, we will consider your explanation as to why our comments are inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 22

The cost of commercial insurance coverage on our satellites or the loss of a satellite that is not insured could materially adversely affect our earnings., page 29

1. We note disclosure on page 9 that as of December 31, 2008, the net book value of DirecTV U.S.' in-orbit satellites was 1,688 million, of which $1,489 million was uninsured. In future filing, to the extent material, please include disclosure here, and in MD&A, disclosing costs associated with obtaining and maintaining insurance coverage on your in-orbit satellites.

We have significant debt., page 33

2. In future filings please include brief quantification of your debt outstanding, to the extent that it is deemed a material risk.

Critical Accounting Estimates, page 61

Valuation of Goodwill and Intangible Assets with Indefinite Lives, pages 62-63

3. We note that goodwill accounted for 22% of total assets as of December 31, 2008. We note that you completed your annual impairment testing during the fourth quarter of 2008 and that you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

-   Provide a more detailed description of the steps you perform to review goodwill for recoverability.

-   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

-   Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each reporting unit and how those discount rates were determined,
    2) how cash flows were determined, including your assumed growth rates, period

of assumed cash flows and determination of terminal value, and
3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

  1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
  2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Patrick Doyle, Chief Financial Officer
    Via Facsimile